Wefunder Revenue Share Calculator -- Inputs and Outputs

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WEFUNDER

Note: future projections are not guaranteed.

Please enter inputs in the orange cells	
Company name	Navisyo Inc
Total target loan amount	$150,000
Multiple for investors	2.00 [1]
% of revenues	10% [2]
Early Bird terms?	No [3]
Year of disbursal	2025
Quarter of disbursal	Q4
Grace period quarters	0

Quarter repaid	Q2, 2028
Years to repay	2.75
Total "Interest"	100%
"Interest" per year	36%

Non Early Bird loan amount	$150,000
Non Early Bird repayment amount	$300,000
Early Bird loan amount	$0
Early Bird repayment amount	$0
Wefunder Fees loan amount	$0
Wefunder Fees repayment amount	$0
Total loan amount	$150,000
Total repayment amount	$300,000

Quarter	Year	Revenue	Total Loan repayments	Total Cumulative repayments	Total Outstanding loan amount
Q4, 2025	2025	**$300,000**	$0	$0	$300,000
Q1, 2026	2026	**$303,000**	$30,300	$30,300	$269,700
Q2, 2026	2026	**$306,030**	$30,603	$60,903	$239,097
Q3, 2026	2026	**$309,090**	$30,909	$91,812	$208,188
Q4, 2026	2026	**$312,181**	$31,218	$123,030	$176,970
Q1, 2027	2027	**$315,303**	$31,530	$154,560	$145,440
Q2, 2027	2027	**$318,456**	$31,846	$186,406	$113,594
Q3, 2027	2027	**$321,641**	$32,164	$218,570	$81,430
Q4, 2027	2027	**$324,857**	$32,486	$251,056	$48,944
Q1, 2028	2028	**$328,106**	$32,811	$283,866	$16,134
Q2, 2028	2028	**$331,387**	$16,134	$300,000	$0

Year	Revenue	Total Loan repayments	Total Cumulative repayments	Total Outstanding loan amount
2025	$300,000	$0	$0	$300,000
2026	$1,230,302	$123,030	$123,030	$176,970
2027	$1,280,257	$128,026	$251,056	$48,944
2028	$1,332,240	$48,944	$300,000	$0